Exhibit 2.1

EXECUTION VERSION

21 October 2016

ESSELTE GROUP HOLDINGS
(LUXEMBOURG) S.A.
(as Vendor)

ACCO EUROPE LIMITED
(as Purchaser)

and

ACCO BRANDS CORPORATION
(as Purchaser Guarantor)

SHARE PURCHASE AGREEMENT related to ESSELTE GROUP HOLDINGS AB
99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44.20.7710.1000

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TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1
2.	SALE OF SHARES	17
3.	CONSIDERATION	18
4.	CONDITION	19
5.	PRE-COMPLETION OBLIGATIONS	21
6.	COMPLETION	22
7.	POST-COMPLETION OBLIGATIONS	24
8.	WARRANTIES	27
9.	PURCHASER AND PURCHASER GUARANTOR WARRANTIES	29
10.	INDEMNITIES	31
11.	ESCROW	31
12.	TAX COVENANT	36
13.	RESTRICTIONS ON THE VENDOR	36
14.	GUARANTEE	37
15.	CONFIDENTIALITY AND ANNOUNCEMENTS	38
16.	TERMINATION	39
17.	FURTHER ASSURANCE	39
18.	ENTIRE AGREEMENT AND REMEDIES	39
19.	EFFECT OF COMPLETION	40
20.	WAIVER AND VARIATION	40

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21.	INVALIDITY	41
22.	ASSIGNMENT	41
23.	PAYMENTS, SET-OFF AND DEFAULT INTEREST	42
24.	NOTICES	43
25.	COSTS AND TRANSFER TAXES	45
26.	RIGHTS OF THIRD PARTIES	45
27.	COUNTERPARTS	45
28.	GOVERNING LAW AND JURISDICTION	45
29.	PROCESS AGENT	46

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THIS AGREEMENT is made on 21 October 2016
BETWEEN

(1)
ESSELTE GROUP HOLDINGS (LUXEMBOURG) S.A., a company registered in the Grand-Duché de Luxembourg, registered under number B117244, whose registered office is at 125, the Avenue du 10 Septembre, L-2551, Luxembourg (the “Vendor”);

(2)
ACCO EUROPE LIMITED, a company incorporated in England and Wales with registered number 02142066 and having its registered office at Oxford House, Oxford Road, Aylesbury, Buckinghamshire, HP21 8SZ, United Kingdom (the “Purchaser”); and

(3)
ACCO BRANDS CORPORATION, a company incorporated under the laws of Delaware, registered under number 001-08454, whose registered office is at Four Corporate Drive, Lake Zurich, Illinois 60047-8997, United States of America (the “Purchaser Guarantor”).

WHEREAS

(A)	The Vendor wishes to sell and the Purchaser wishes to acquire the entire issued share capital of the Company subject to the terms of this Agreement.

(B)
The Purchaser Guarantor will benefit from the execution, delivery and performance of this Agreement and the other Transaction Documents and therefore has agreed to guarantee the performance of the obligations of the Purchaser under this Agreement and the other Transaction Documents. The Purchaser Guarantor intends that this Agreement shall have effect as a deed.

IT IS AGREED THAT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:
“2015 Swedish NOLs” means the amount of the Swedish NOLs for the year ended 31 December 2015, being SEK 2,249,431,000;
“2016 Swedish NOLs” means, subject to paragraph 4.10 of Schedule 7, the amount of the Swedish NOLs for the year ended 31 December 2016 set out in the 2016 Swedish Tax Returns;
“2016 Swedish Tax Returns” means the tax returns filed with the Swedish Tax Authority on behalf of each of the Swedish Group Companies for the year ended 31 December 2016, prepared and filed in accordance with paragraph 4 of Schedule 7;
“Accounts” means:

(a)	the audited consolidated balance sheet of the Vendor and its subsidiaries made up as at the Accounts Date;

(b)	the audited consolidated profit and loss account of the Vendor and its subsidiaries in respect of the financial year ended on the Accounts Date; and

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(c)	the audited consolidated cash flow statement of the Vendor and its subsidiaries in respect of the financial year ended on the Accounts Date, as set out in the Disclosure Materials, and includes all notes thereto and the related directors’ report;
“Accounts Date” means 31 December 2015;
“Affiliate” means, in relation to a body corporate, any subsidiary or holding company of such body corporate, and any subsidiary of any such holding company, in each case from time to time;
“Aggregate Completion Statement Adjustment” means an amount equal to: (i) the Final Net Working Capital Adjustment; plus (ii) the Final Net Debt Adjustment;
“Agreed Employee Announcement” means an announcement to Employees in respect of the Transaction in Agreed Form;
“Agreed Form” means, in relation to a document, the form of that document initialled by or on behalf of each of the parties for identification;
“Anticorruption Laws” means applicable laws, regulations, or orders relating to anti-bribery or anti-corruption (governmental or commercial), including laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign government official, foreign government employee, person or commercial entity to obtain a business advantage, or the offer, promise, or gift of, or the request for, agreement to receive or receipt of a financial or other advantage to induce or reward the improper performance of a relevant function or activity, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time, the UK Bribery Act of 2010 and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions;
“Antitrust Authority” means any Authority that enforces any Antitrust Law;
“Antitrust Laws” means Laws governing the conduct of any person in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), abuse of dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers;
“Authorised Representatives” has the meaning given to that term in the Escrow Agreement;
“Authority” means any government or competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal, in each case of any jurisdiction and whether supranational, national, state, county, municipal or local, including the European Union;
“Barcelona Closure” has the meaning given in paragraph (2) of Schedule 14;

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“Business Day” means a day (other than a Saturday or Sunday) on which banks in Boston and London are open for ordinary banking business;
“Cash Balances” means, as at the close of business on the Completion Date: (i) the consolidated cash on hand and cash credited to a bank account held by each Group Company, (w) net of outstanding cheques, (x) including cheques deposited but not cleared, (y) including amounts derived from the Initial Consideration which have not been credited to the relevant Group Company’s bank account, and (z) including all interest accrued thereon; (ii) the fair value of any asset resulting from any outstanding foreign exchange or derivative contracts and (iii) the aggregate amount of all lease deposits (both short-term and long-term);
“Change of Control” occurs where a person who Controls any body corporate ceases to do so or if another person acquires Control of such body corporate;
“Claim” means any:

(a)	claim by the Purchaser arising out of, or in connection with, the Warranties; or

(b)	Interim Covenant Claim; or

(c)	Indemnity Claim;
“Company” means Esselte Group Holdings AB, a company incorporated and registered in Sweden with company number 556628-0284 and having its registered office in Stockholm, Sweden, further particulars of which are set out in Part 1 of Schedule 1;
“Completion” means completion of the sale and purchase of the Shares in accordance with Clause 6;
“Completion Date” means the date on which Completion takes place;
“Completion Disclosure Documents” means the bundle of documents annexed to (or provided electronically with) the Completion Disclosure Letter and listed in Schedule 1 thereto;
“Completion Disclosure Letter” means the disclosure letter written and delivered by or on behalf of the Vendor to the Purchaser at least five (5) Business Days before Completion, including the Completion Disclosure Documents, in relation to the Completion Warranties;
“Completion Statements” means the Net Debt Statement and the Net Working Capital Statement;
“Completion Warranties” means the Warranties as repeated pursuant to Clause 8.2;
“Condition” means the condition set out in Clause 4.1;
“Confidential Information” has the meaning given in Clause 15.1;

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“Control” means in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

(a)	by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

(b)	by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate;
“D&O Insurance Tail Policy” means an insurance tail policy taken out on or prior to Completion on terms consistent with the Group’s current director’s and officer’s insurance policy and in a form customary for tail policies of this nature, under which the insureds have a direct right of recovery under the policy;
“D&O Tail” means the amount of the premium of the D&O Insurance Tail Policy;
“Data Room” means:

(a)
the virtual data room maintained on behalf of the Vendor on the Merrill Datasite platform in connection with the Transaction as at the date of this Agreement, including the restricted file room titled “Clean Room”; and

(b)
the contents of the physical data room maintained on behalf of the Vendor at the offices of the Vendor’s Solicitors during the period beginning on 21 June 2016 and ending on 27 June 2016 listed in Schedule 12;

“Deloitte HK Valuation Report” means the final valuation report relating to Esselte Limited prepared by Deloitte;
“Disclosure Documents” means the bundle of documents annexed to (or provided electronically with) the Disclosure Letter and listed in Schedule 1 thereto;
“Disclosure Letter” means the disclosure letter dated the date hereof, written and delivered by or on behalf of the Vendor to the Purchaser immediately before the signing of this Agreement, including the Disclosure Documents;
“Disclosure Materials” means:

(a)	the Disclosure Letter and the Disclosure Documents; and

(b)	only in respect of the Completion Warranties, the Completion Disclosure Letter and the Completion Disclosure Documents;
“Draft Net Debt Statement” has the meaning given in paragraph 2 of Schedule 7;
“Draft Net Working Capital Statement” has the meaning given in paragraph 2 of Schedule 7;
“Eagle SPA” has the meaning given in paragraph (6) of Schedule 14;
“EHS Laws” means all Laws insofar as they relate or apply to EHS Matters in force and legally binding as at the date of this Agreement;

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“EHS Matters” means any matters relating to human health and safety at the workplace, the protection of the Environment and the use of any Hazardous Substances;
“Employees” means the individuals employed by any of the Group Companies as at the date of this Agreement;
“Encumbrance” means any right to acquire, option, right of pre-emption, mortgage, charge (fixed or floating), pledge, lien, assignment, hypothecation, security interest (including any created by Law), title retention or other security agreement or arrangement for the purpose of providing security to a third party and any agreement to create any of the foregoing;
“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings or other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); and soil and land (including buildings) and any ecological systems and living organisms supported by these media (including, for the avoidance of doubt, man);
“Escrow Account” has the meaning given to it in the Escrow Agreement;
“Escrow Agent” means JPMorgan Chase Bank, N.A.;
“Escrow Agreement” means the escrow agreement in Agreed Form between the Purchaser, the Vendor and the Escrow Agent to be entered into on or about the Completion Date;
“Escrow Amount” means the US dollar equivalent of EUR 7,500,000, calculated using the Exchange Rate as at the Completion Date, plus (i) the Specified Tax Escrow Amount; and (ii) the Fourth Indemnity Escrow Amount;
“Escrow Release Notice” means joint written instructions to be provided to the Escrow Agent pursuant to section 3 (Disposition and Termination) of the Escrow Agreement;
“Escrow Retained Amount” means in circumstances where Clause 11.2(e) applies, a balance standing to the credit of the Escrow Account after any Escrow Release Notice given pursuant to Clause 11.2(e) (and after any resultant transfer of funds under that Clause 11.2(e) has occurred);
“Esselte Luxembourg” means Esselte European Holdings (Luxembourg) S.à r.l.;
“Estimated Net Debt Amount” has the meaning given in paragraph 1.1 of Schedule 7;
“Estimated Net Working Capital Amount” has the meaning given in paragraph 1.2 of Schedule 7;
“Estimated Net Working Capital Adjustment” means an amount equal to: (i) the Estimated Net Working Capital Amount; less (ii) the Target Net Working Capital Amount which has been recalculated using the Exchange Rate for each relevant currency into euros as at the last day of the month immediately preceding Completion;
“Exchange Rate” means, with respect to a particular currency for a particular day, the closing mid-point spot rate of exchange for that currency into euros or US dollars on such date as published

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by Reuters as at the close of business in London on such date or, where no such rate is published in respect of that currency for such date, at the rate published for the previous day on which a rate was published;
“Existing Debt Amount” means the amount (including principal, interest and fees) owing or accrued at Completion under the Existing Facilities;
“Existing Facilities” means the senior term and revolving facilities agreement originally dated 7 June 2010 between, among others, Esselte Sverige AB, Esselte AB, Citibank International Plc and Citibank, N.A., London Branch as last amended and restated on 16 October 2014 and as further amended from time to time;
“Final Consideration” has the meaning given in Clause 3.1;
“Final Escrow Release Date” means the date that is twenty-four (24) months after the Completion Date;
“Final Net Debt Adjustment” means an amount equal to (i) the Estimated Net Debt Amount less (ii) the Net Debt Amount;
“Final Net Working Capital Adjustment” means an amount equal to: (i) the Net Working Capital Amount; (ii) less the Target Working Capital Amount; (iii) plus the corresponding positive of the Estimated Net Working Capital Adjustment (if the Estimated Net Working Capital Adjustment has a negative value) or less the Estimated Net Working Capital Adjustment (if the Estimated Net Working Capital Adjustment has positive value);
“First Escrow Release Date” means the earlier to occur of (i) the date which is ten (10) Business Days after the date of filing by the Purchaser Guarantor of its annual report on Form 10-K with the Securities and Exchange Commission for the financial year ended 31 December 2017 and (ii) 15 March 2018;
“First Indemnity Matters” means the matters set out in paragraph (1) of Schedule 14;
“First Option Amount” means the amount to be paid to each Optionholder prior to or at Completion;
“Former Employee” means any person who was an employee of any of the Group Companies prior to the date of this Agreement and whose employment has terminated;
“Fourth Indemnity Baseline Reserve” means an amount equal to the Indemnity Reserve set out in paragraph (4) of Schedule 14 less the Fourth Indemnity Escrow Amount;
“Fourth Indemnity Escrow Amount” means the US dollar equivalent of EUR 300,000, calculated using the Exchange Rate as at the Completion Date (save where all claims expressly referred to in the Fourth Indemnity Matters are fully and finally settled on or prior to Completion, in which case the Fourth Indemnity Escrow Amount shall be zero);
“Fourth Indemnity Matter Claim” means any claim under Clause 10 (Indemnities) in respect of the Fourth Indemnity Matters;

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“Fourth Indemnity Matters” means the matters set out in paragraph (4) of Schedule 14;
“Fundamental Warranties” means the warranties contained in paragraphs 2 and 3 of Schedule 4 and “Fundamental Warranty” means any one of them;
“Fundamental Warranty Claim” means any Claim arising out of, or in connection with, the Fundamental Warranties;
“Further Option Amount” means any further amount to be paid to each Optionholder after Completion;
“General Warranties” means the warranties contained in Schedule 4 that are not Tax Warranties or Fundamental Warranties and “General Warranty” means any one of them;
“General Warranty Claim” means any Claim arising out of, or in connection with, the General Warranties;
“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Authority;
“Gross Profits” means in respect of a product line or business unit, gross invoiced sales (without deducting for any customer rebates or other deductions (such as early settlement discounts)) less cost of goods sold (not including freight out and distribution costs);
“Group” means the Company and each of the Subsidiaries;
“Group Company” means any member of the Group;
“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or otherwise and whether alone or in combination with any other material or substance) which is capable of causing harm or damage to the Environment;
“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board, the International Accounting Standards adopted by the International Accounting Standards Board, the Standing Interpretation Committee interpretations (SICs), in each case, as adopted by EU regulation;
“Indemnified Warranties” means the Warranties set out in the following paragraphs of Schedule 4: 9.6, 10.2 and 13;
“Indemnity Claim” means any claim under Clause 10 (Indemnities);
“Indemnity Reserve” means each of the caps on liability in paragraphs (1), (2), (3) and (4) of Schedule 14, being the EUR amounts set out therein;
“Information Privacy and Security Laws” means all applicable Laws, both domestic and foreign, concerning the privacy and/or security of data, including Personal Data, including, without limitation, Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and

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on the free movement of such data and Directive 2002/58 on Privacy and Electronic Communications, the Health Insurance Portability and Accountability Act (and implementing legislation of any relevant national member states and binding guidance issued in relation thereto by the Article 29 Working Party), the Health Information Technology for Economic and Clinical Health Act, the Privacy Act of 1974, the Telemarketing and Consumer Fraud and Abuse Prevention Act and data security and security breach notification Laws;
“Initial Consideration” has the meaning given in Clause 3.1;
“Interim Covenant Claim” means any claim for breach of Clause 5 (Pre-Completion Obligations);
“IP Warranties” means the Warranties set out in paragraph 16 of Schedule 4;
“Key Employee” means any Employee listed in Schedule 11;
“Known Environmental Matter” means any environmental matter relating to the Properties or the Group and which is specifically identified in a Purchaser’s Report as potentially giving rise to any actual or contingent liability or requiring remedial or other corrective action, or any other environmental matter relating to the Properties or the Group specifically identified as a matter for consideration in the Purchaser’s evaluation of the Transaction, including the matters set out in Schedule 13;
“Laws” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time, including Information Privacy and Security Laws;
“Long Stop Date” means 30 June 2017 or such later date that is agreed in writing between the Vendor and the Purchaser;
“Losses” means all costs, losses, liabilities, damages, claims, demands, proceedings, expenses, penalties and reasonable third party legal and other professional fees, not including any internal costs and expenses (such as management time);
“Management Accounts” means the unaudited monthly board report of the Vendor for the period from the Accounts Date to 31 July 2016 as set out in the Data Room;
“Material Adverse Effect” means any material adverse change in, or material adverse effect on, the business, financial condition or results of operations of the Group taken as a whole; provided, however, that no effect or impact arising out of or attributable to any the following, individually or in the aggregate, shall constitute or be taken into account in determining the occurrence of a Material Adverse Effect: (i) changes in the economy, interest rates, exchange rates, commodity prices, capital or financial markets generally, or political conditions in any of the geographical areas in which such business operates, including any changes resulting from (A) any notification by the United Kingdom to the European Council of its intention to withdraw from the European Union; (B) the commencement of negotiations (whether formal or informal)

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between the United Kingdom and the European Union in connection with the United Kingdom’s withdrawal from the European Union or any of the treaties establishing or governing its operation; (C) the conclusion of a withdrawal agreement between the United Kingdom and the European Union; or (D) the actual withdrawal of the United Kingdom from the European Union or any of the treaties establishing or governing its operation) (other than those which are materially disproportionately adverse with respect to the Group); (ii) changes that are the result of factors generally affecting the industry or any geographic markets in which the Group operates or in which products or services of the Group are used or distributed (other than those which are materially disproportionately adverse with respect to the Group); (iii) changes in Law or in IFRS or the enforcement or generally accepted interpretations thereof; (iv) any natural disaster or pandemic or any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof, or any other force majeure event, whether or not caused by any person, or any national or international calamity or crisis; (v) the announcement of, or the taking of any action contemplated by, this Agreement and the transactions contemplated hereby, including by reason of the identity of the Purchaser, or any communication by the Purchaser or its Affiliates regarding the plans or intentions of the parties with respect to the conduct of business by the Group Companies; (vi) any other acts or omissions of the Purchaser or any of its Affiliates; (vii) any actions taken, or failures to take action, or such other changes or events, in each case, to which the Purchaser has requested or expressly consented to, in each case in writing; (viii) any failure by the Group or a Group Company to achieve any budgeted or projected financial performance (other than to the extent such failure is caused by any fact, matter or circumstance which gives rise to a breach of any Warranty); and (ix) any matter: (A) fairly disclosed (with sufficient details to enable the Purchaser to identify the nature and scope of the matter disclosed) in the Disclosure Letter or the Disclosure Documents; or (B) included in the Purchaser’s Reports;
“Material Contract” means any of the contracts listed in Schedule 10;
“Net Debt Amount” means:

(a)	the Third Party Debt; less

(b)	the Cash Balances,
as shown on the Net Debt Statement;
“Net Debt Statement” has the meaning given in paragraph 2 of Schedule 7;
“Net Working Capital Amount” means the Net Working Capital Amount as shown on the Net Working Capital Statement;
“Net Working Capital Statement” has the meaning given in paragraph 2 of Schedule 7;
“NOL Adjustment” means an amount equal to:

where:
x =    the amount of the 2016 Swedish NOLs; and

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y =     the amount of the 2015 Swedish NOLs;
“Optionholders” means the Employees, Former Employees and other persons who, at the date of this Agreement, hold options to acquire shares in the Vendor;
“Outstanding Relevant Claim” means a Relevant Claim that is supported by a Satisfactory Opinion;
“Outstanding Specified Tax Certificate Application” has the meaning given in Schedule 16;
“Pension Schemes” means:

(a)	the UK DB Plan;

(b)
the Louis Leitz Versorgungsrichtlinien Nr. 2 und Nr. 3 (as the general plan, plus the individual pension contracts (Einzelpensionszusage) for some executives and a Letraset pension plan covered by Swiss Life);

(c)	the Isaberg Rapid AB Defined Benefits Plans - PRI/ITP2 and individual commitments (individuella utfästelser);

(d)	the Esselte AB Defined Benefits Plans - ITP and SPP;

(e)	the Plan leven en overlijden ten voordele van het Directie-, Kader-, niet-kader Kantoor- en niet-kader Leidinggevend Fabriekspersoneel van Esselte Business BVBA;

(f)	Esselte Polska Sp. z o.o. Employee Benefits Provisions (“Rezerw Na Świadczenia Pracownicze”) for retirement severance pay (“odprawy emerytalne”) and pension severance pay (“odprawy rentowe”);

(g)	Esselte SAS Retiring Allowances (“indemnités de fin de carrière”); and

(h)	Rapid SAS Retiring Allowances (“indemnités de fin de carrière”) and Long Service Awards (“gratifications d’ancienneté (médailles du travail)”);
“Permitted Encumbrance” means:

(a)	recorded easements, rights-of-way, servitudes, permits, surface leases and other rights, conditions and covenants affecting title to the Properties;

(b)
Encumbrances for taxes, assessments or other governmental charges not yet due or payable or that can be subsequently paid without penalty, or granted to any regulatory authority necessary to procure or maintain any authorisation required to carry on the business of the Group;

(c)
any workman’s, mechanic’s, repairman’s or contractor’s or other similar Encumbrances, including retentions of title, arising in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith;

(d)	Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into, and liens arising by the operation of law (other than as a result of

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any default, delinquency or omission by a Group Company), in the ordinary course of business;

(e)	deed restrictions limiting the use of real property to commercial, industrial non-residential uses;

(f)	Encumbrances created pursuant to the Existing Facilities or identified in Clause 5.3;

(g)	in the case of securities, the restrictions imposed by United States federal, state and foreign securities laws; and

(h)
netting or set-off arrangements (including any payment or close out netting or set-off arrangement) entered into by a Group Company in the ordinary course of its banking arrangements (i) for the purpose of netting debt and credit balances of the Group or (ii) pursuant to a foreign exchange transaction or any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price, and any Encumbrances upon deposits of cash in favour of banks and other depositary institutions under general terms and conditions or under customary account agreements with whom a Group Company maintains a banking relationship in the ordinary course of business;

“Personal Data” has the meaning given by the Data Protection Act 1998 provided that this is limited to such data that is processed within the European Economic Area;
“Pre-Completion Tax Actions” means the actions set out in Schedule 17;
“Properties” means the land and premises particulars of which are set out in Schedule 9;
“Purchaser Group” means the Purchaser and each of its Affiliates including, for the avoidance of doubt, the Group Companies from Completion;
“Purchaser’s Bank Account” means the bank account at Bank of America with account name ACCO Europe Ltd, account number 6008 46521010, swift code BOFAGB22 and IBAN: GB63 BOFA 1650 5046 5210 10 (or such other account as the Purchaser shall notify to the Vendor at least five (5) Business Days before the relevant due date for payment);
“Purchaser’s Reports” means:

(a)	any legal due diligence report prepared by the Purchaser’s Solicitors in connection with the Transaction (incorporating input from local counsel);

(b)
any commercial, financial, tax, operational or other due diligence reports prepared by PricewaterhouseCoopers or any other adviser to the Purchaser’s Group (excluding the Group Companies) in connection with the Transaction;

(c)	any environmental reports prepared by ERM in connection with the Transaction; and

(d)	any report or board materials prepared by Rothschild in connection with the Transaction;

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“Purchaser’s Solicitors” means Latham & Watkins (London) LLP of 99 Bishopsgate, London EC2M 3XF;
“QC’s Estimated Amount” has the meaning given in the definition of “Satisfactory Opinion”;
“Recovered Specified Tax” has the meaning given in Clause 7.11(c);
“Relevant Claim” means any claim under this Agreement, including: (i) a General Warranty Claim, (ii) a Fundamental Warranty Claim, (iii) a Tax Covenant Claim, (iv) a Tax Warranty Claim, (v) an Interim Covenant Claim, (vi) an Indemnity Claim, or (vii) a claim under Clause 7 of this Agreement, but excluding claims under Clauses 3.4(b), 3.5(b) or 11.2(a);
“Remaining Escrow Account Balance” means the balance standing to the credit of the Escrow Account from time to time;
“Remaining Fourth Indemnity Escrow Balance” means the Fourth Indemnity Escrow Amount as may be reduced from time to time by (i) the amount by which the aggregate of payments made in respect of any Fourth Indemnity Matter Claims exceeds the Fourth Indemnity Baseline Reserve and (ii) any amounts paid to the Vendor in respect of the Fourth Indemnity Amount pursuant to Clause 11 (up to a maximum reduction equal to the Fourth Indemnity Escrow Amount, such that the Remaining Fourth Indemnity Escrow Balance shall not be less than zero);
“Remaining Specified Tax Escrow Balance” means the Specified Tax Escrow Amount as may be reduced from time to time by any payments made pursuant to Clause 11.2(a) (up to a maximum reduction equal to the Specified Tax Escrow Amount, such that the Remaining Specified Tax Escrow Balance shall not be less than zero);
“Remitted Specified Tax” has the meaning given in Clause 7.11(a);
“Reporting Accountants” means Deloitte or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, an independent firm of internationally recognised chartered accountants to be agreed upon by the Vendor and the Purchaser within five (5) Business Days of a notice by one to the other requiring such agreement or, failing such agreement, to be nominated on the application of either of them by or on behalf of the President for the time being of the Institute of Chartered Accountants in England and Wales;
“Representatives” means, in relation to a party, its Affiliates and their respective directors, officers, employees, agents, consultants and advisers;
“Satisfactory Opinion” means a written opinion from a Queen’s Counsel (which, for the purposes of this definition, includes any relevant overseas equivalent) of at least ten (10) years’ standing as a Queen’s Counsel that states that in the opinion of Queen’s Counsel, on the balance of probabilities: (i) the Relevant Claim will succeed, and (ii) the Queen’s Counsel’s estimate of the amount of such successful Relevant Claim (the “QC’s Estimated Amount”); provided that:

(a)	the Queen’s Counsel shall be chosen by the Purchaser after reasonable consultation with the Vendor; and

(b)	a copy of the instructions to Queen’s Counsel and the opinion are provided to the Vendor;

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“SEB Pooling Arrangement” means the Group’s cash pooling arrangement with SEB;
“Second Indemnity Matters” means the matters set out in paragraph (2) of Schedule 14;
“Shares” means 11,652,554 shares in the Company (of which 714,286 shares are preference shares and 10,938,268 are ordinary shares) being the entire issued share capital in the Company;
“Specified Employees” means the Key Employees listed in paragraphs 1 to 5 (inclusive) of Schedule 11;
“Specified Tax” has the meaning given in Schedule 16;
“Specified Tax Amount” has the meaning given in Schedule 16;
“Specified Tax Certificate” has the meaning given in Schedule 16;
“Specified Tax Certificate Determination” has the meaning given in Schedule 16;
“Specified Tax Escrow Amount” means, in respect of the Specified Tax Amount, the US dollar equivalent (calculated using the Exchange Rate as at the Completion Date) of the Vendor’s good faith estimate of the amount of the provision that will be accrued on the balance sheet of the Group as at the close of business on the Completion Date by reference to the amount of the provision accrued on the balance sheet in the management accounts of the Group for the month immediately prior to Completion;
“Subsidiary” means the companies whose details are set out in Part 2 of Schedule 1;
“Swedish Company Restructure” means the transfer of the entire issued share capital of Esselte IPR AB from Esselte ESAB AB to Isaberg Rapid AB;
“Swedish Group Companies” means the Company, Endymion AB, Esselte AB, Esselte ESAB AB, Esselte Innehav AB, Esselte IPR AB, Esselte Sverige AB, Fastighets AB Hestra Vik, Isaberg AB, Isaberg Holding AB, Isaberg Rapid AB and Röda Ratten Luftcharter AB;
“Swedish NOLs” means, as at a given financial year end, the aggregate amount of tax losses carried forward as set out in the tax returns filed with the Swedish Tax Authority on behalf of each of the Swedish Group Companies for such financial year;
“Target Net Working Capital Amount” means the target net working capital amount of EUR 20,250,000 (which has been calculated using the Exchange Rates for each relevant currency into euros as at 31 August 2016, as set out in the Agreed Form Target Net Working Capital Amount calculation), as such amount is recalculated using the Exchange Rates for each relevant currency into euros as at the Completion Date;
“Tax” means:

(a)
all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation, including statutory, governmental, state, provincial, local government or municipal taxes and all related withholdings or deductions of any nature (including, for the avoidance of doubt, corporation tax, income tax, capital or chargeable gains tax,

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inheritance tax, value added tax, national insurance contributions, social security contributions, payroll deductions, capital duty, stamp duty, stamp duty land tax, stamp duty reserve tax and all taxes on gross or net income, profits or gains, receipts, sales, use, occupation, franchise, goods and services, transfer, excise, employment and personal property); and

(b)	all related fines, penalties, charges and interest,
imposed or collected by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to any of the Group Companies or another person (and “Taxes” and “Taxation” shall be construed accordingly);
“Tax Authority” means a taxing or other governmental (local or central), state or municipal authority competent to impose a liability for or to collect Tax;
“Tax Covenant” means the covenant relating to Taxation set out at Schedule 6;
“Tax Covenant Claim” means any claim by the Purchaser pursuant to the Tax Covenant;
“Tax Warranties” means the warranties contained in paragraph 23 of Schedule 4 and “Tax Warranty” means any one of them;
“Tax Warranty Claim” means any Claim arising out of, or in connection with, the Tax Warranties;
“Third Indemnity Matters” means the matters set out in paragraph (3) of Schedule 14;
“Third Party Claim” has the meaning given in paragraph 7.1 of Schedule 5;
“Third Party Claim Notice” has the meaning given in paragraph 7.1(a) of Schedule 5;
“Third Party Debt” means, without duplication, as at the close of business on the Completion Date, the aggregate amount of:

(a)	the Existing Debt Amount;

(b)
all (i) loans, letters of credit, factoring, loan stocks, bonds, debentures, notes, debt or inventory financing (not including consignment inventory), overdrafts, credit facilities, revolving lines of credit and working capital facilities, in each case to the extent funded and outstanding, and (ii) finance leases required to be capitalised under IFRS in force at the Completion Date, in each case owed by any of the Group Companies to any third party (not being a Group Company);

(c)	unpaid deferred consideration, the fair value of any liability resulting from any outstanding foreign exchange or derivative contracts, and accrued but unpaid dividends other than to a Group Company;

(d)	any accrued but unpaid interest on any of the foregoing;

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(e)	any break fees or prepayment penalties, premiums, fees, costs or expenses which are incurred by any Group Company in relation to the repayment or termination of the Existing Debt Amount; and

(f)
any break fees or prepayment penalties, premiums, fees, costs or expenses which are incurred by any Group Company in connection with any of the arrangements described in paragraph (b) of this definition above as a result of the Change of Control of the Company pursuant to the Transaction;

“Third Party Guarantees” means any guarantees, indemnities and letters of comfort of any nature given:

(a)	to a third party by any of the Group Companies in respect of any obligation of a member of the Vendor Group; or

(b)	to a third party by a member of the Vendor Group in respect of any obligation of any of the Group Companies;
“Transaction” means the transactions contemplated by this Agreement and/or the other Transaction Documents or any part thereof;
“Transaction Documents” means this Agreement, the Disclosure Letter, the Completion Disclosure Letter, the Escrow Agreement and any documents in Agreed Form (other than any press announcement in Agreed Form);
“UK DB Plan” means the Esselte Group (UK) Benefits Plan;
“US Recapitalisations” means the recapitalisations of Esselte Limited and Esselte Corporation in accordance with the steps set out in paragraph 1 of Schedule 17;
“VAT” means in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction;
“Vendor Group” means the Vendor and each of its Affiliates excluding the Group Companies;
“Vendor’s Bank Account” means the bank account at ING Luxembourg SA, 52, Route d’Esch, L-2956 Luxembourg, swift code CELLLULL with account name Esselte Group Holdings (Luxembourg) SA and IBAN number LU27 0141 9377 2710 0000 (or such other account as the Vendor shall notify to the Purchaser at least five (5) Business Days before the relevant due date for payment);
“Vendor’s Solicitors” means Skadden, Arps, Slate, Meagher & Flom (UK) LLP of 40 Bank Street, Canary Wharf, London E14 5DS;
“W&I Insurance” means the warranty and indemnity insurance policy to be entered into in connection with the Transaction;

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“W&I Insurer” means the underwriter of the W&I Insurance;
“Warranties” means the warranties set out in Clause 8 and Schedule 4 (including the Completion Warranties); and
“Working Hours” means 9:30 am to 5:30 pm on a Business Day.

1.2	In this Agreement, unless the context otherwise requires:

(a)
“holding company” and “subsidiary” mean “holding company” and “subsidiary” respectively as defined in section 1159 of the Companies Act 2006 and “subsidiary undertaking” means “subsidiary undertaking” as defined in section 1162 of the Companies Act 2006;

(b)
every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after the date of this Agreement provided that, as between the parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(c)
Warranties qualified by the expression “so far as the Vendor is aware”, or “so far as the Group Companies are aware” (or any similar expression) are deemed to be given by reference to the actual knowledge, information and belief of Cezary Monko, Stephen Boaler, Kjell Clefjord, Nigel Gunn, Arild Olsen, Walter Thomas, David North and Adam Suttin, each of whom having made reasonable enquiries;

(d)
references to clauses and schedules are references to Clauses of and Schedules to this Agreement, references to paragraphs are references to paragraphs of the Schedule in which the reference appears and references to this Agreement include the Schedules;

(e)	references to the singular shall include the plural and vice versa and references to one gender shall include any other gender;

(f)	references to a “party” means a party to this Agreement and includes its successors in title, personal representatives and permitted assigns;

(g)
references to a “person” include any individual, partnership, body corporate, corporation (sole or aggregate), state or agency of a state, and any unincorporated association or organisation, in each case whether or not having a separate legal personality;

(h)	references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(i)	a reference to “EUR”, “euros” or “€” shall be construed as a reference to the lawful currency for the time being of participating member states for the purposes of the European Monetary Union;

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(j)	a reference to “US$” or “US dollars” shall be construed as a reference to the lawful currency for the time being of the United States of America;

(k)	a reference to “SEK” shall be construed as a reference to the lawful currency for the time being of Sweden;

(l)
for the purposes of applying a reference to a monetary sum expressed in euro, an amount in a different currency shall be deemed to be an amount in euro translated at the Exchange Rate at the relevant date;

(m)	references to times of the day are to London time unless otherwise stated;

(n)	if a period of time is specified as from a given day, or from the day of an act of event, it shall be calculated exclusive of that day;

(o)	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(p)
references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(q)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(r)
general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes”, “including” and “such as” shall be construed without limitation.

1.3
The parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement. In the event that a question of interpretation arises (including as to the intention of the parties), no presumption or burden of proof shall arise in favour of or against any party based on authorship of the provisions.

1.4	The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.5	Each of the Schedules to this Agreement forms part of this Agreement.

1.6	References to this Agreement include this Agreement as amended or varied in accordance with its terms.

2.	SALE OF SHARES

2.1
On the terms set out in this Agreement the Vendor shall sell and the Purchaser shall purchase the Shares with effect from Completion, with full title guarantee, free from all Encumbrances, together with all rights attaching to the Shares as at Completion (including all dividends and distributions declared, paid or made in respect of the Shares after the Completion Date).

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2.2
On and subject to Completion, the Vendor irrevocably and unconditionally waives all rights over, or in connection with, any of the Shares including any right of pre-emption or other restriction on transfer in respect of the Shares or any of them conferred on the Vendor under the articles of association of the Company, any shareholders’ agreement in relation to the Company or otherwise and shall, before Completion, procure the irrevocable and unconditional waiver of any such right or restriction conferred on any other person who is not a party to this Agreement.

2.3
The Purchaser shall not be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all the Shares is completed simultaneously in accordance with this Agreement, but completion of the sale and purchase of some of the Shares will not affect the rights of the Purchaser with respect to the sale and purchase of the others.

3.	CONSIDERATION

3.1
The purchase price for the sale of the Shares shall be an amount equal to EUR 296,900,000 (i) less the Estimated Net Debt Amount; and (ii) less the corresponding positive of the Estimated Net Working Capital Adjustment (if the Estimated Net Working Capital Adjustment has a negative value) or plus the Estimated Net Working Capital Adjustment (if the Estimated Net Working Capital Adjustment has a positive value) (the resulting amount being referred to hereinafter as the “Initial Consideration”), subject to adjustment as set out in Clauses 3.3, 3.4 and 3.5 below (the Initial Consideration so adjusted being referred to hereinafter as the “Final Consideration”).

3.2	The Final Consideration shall be satisfied as follows:

(a)	the payment at Completion by the Purchaser to the Vendor of the Initial Consideration less the Escrow Amount;

(b)	the payment at Completion by the Purchaser to the Escrow Agent of the Escrow Amount; and

(c)	further payment (if any) as required in accordance with Clauses 3.4 and 3.5 below.

3.3	The parties shall comply with the requirements set out in Schedule 7. The Final Consideration shall be equal to the Initial Consideration adjusted as follows:

(a)	there shall be added an amount equal to the Final Net Working Capital Adjustment, if the Final Net Working Capital Adjustment has a positive value;

(b)	there shall be deducted an amount equal to the corresponding positive of the Final Net Working Capital Adjustment, if the Final Net Working Capital Adjustment has a negative value;

(c)	there shall be added an amount, if any, by which the Estimated Net Debt Amount exceeds the Net Debt Amount;

(d)	there shall be deducted an amount, if any, by which the Net Debt Amount exceeds the Estimated Net Debt Amount;

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(e)	there shall be added an amount equal to the NOL Adjustment, if the NOL Adjustment has a positive value; and

(f)	there shall be deducted an amount equal to the corresponding positive of the NOL Adjustment, if the NOL Adjustment has a negative value.

3.4	Within five (5) Business Days, starting on the day after the Completion Statements become binding in accordance with the provisions of Schedule 7, one of the following payments shall be made:

(a)	the Purchaser shall pay to the Vendor an amount equal to the Aggregate Completion Statement Adjustment, if the Aggregate Completion Statement Adjustment has a positive value; and

(b)
the Vendor shall pay to the Purchaser an amount equal to the corresponding positive of the Aggregate Completion Statement Adjustment, if the Aggregate Completion Statement Adjustment has a negative value.

3.5
Within five (5) Business Days, starting on the day after the last of the 2016 Swedish Tax Returns is filed with the Swedish Tax Authority (but subject to paragraph 4.9 of Schedule 7), one of the following payments shall be made:

(a)	the Purchaser shall pay to the Vendor an amount equal to the NOL Adjustment, if the NOL Adjustment has a positive value; and

(b)	the Vendor shall pay to the Purchaser an amount equal to the corresponding positive of the NOL Adjustment, if the NOL Adjustment has a negative value.

3.6
Any payments required to be made under Clauses 3.4 or 3.5 shall be treated as adjusting the Initial Consideration, thus resulting in the Final Consideration. The Final Consideration shall, subject to any further adjustment pursuant to Clause 23.2, be adopted for all Tax reporting purposes.

4.	CONDITION

4.1
Completion shall be subject to the following condition being satisfied (or waived in accordance with Clause 4.8) by the date and time provided in Clause 4.2: the grant, on terms satisfactory to the Purchaser, acting reasonably, of all consents, authorisations or similar clearances listed in Schedule 8. The Purchaser shall be deemed not to be acting reasonably if it is in breach of Clause 4.4.

4.2
The Vendor and the Purchaser shall use all reasonable endeavours (so far as lies within their respective powers), at their own cost, to procure that the Condition is satisfied as soon as practicable and in any event no later than:

(a)	6.00 pm on the Long Stop Date; or

(b)	such later time and date as may be agreed in writing by the Vendor and the Purchaser,

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and shall not, and shall procure that none of their respective Affiliates or Representatives shall take any action that could reasonably be expected to adversely affect the satisfaction of the Condition.

4.3	The Vendor and the Purchaser shall each, and shall procure that their Representatives shall, co-operate fully in all actions necessary to procure the satisfaction of the Condition including:

(a)
with the reasonable assistance of the Vendor, the Purchaser making all filings and notifications and obtaining all consents, approvals, clearances, waivers or actions of any Authorities in order to satisfy the Condition as soon as possible after the date of this Agreement and in accordance with any relevant time limit;

(b)
promptly notifying the other party of any communication (whether written or oral) from any such Authority, keeping the other party regularly and reasonably informed of the progress of any notification or filing and providing such assistance as may reasonably be required in relation thereto;

(c)	responding to any request for information from any such Authority promptly and in any event in accordance with any relevant time limit;

(d)
consulting with, and taking into account the views of the other party as to the mode, content and timing of all material communications (whether made orally or in writing) with any such Authority, giving the other party a reasonable opportunity to comment on drafts of such communications and to participate in telephone calls and meetings with any such Authority (save to the extent that such Authority expressly requests that the Purchaser should not participate in such meetings or telephone calls);

(e)
not entering into (and procuring that no other member of the Vendor Group or Purchaser Group, as applicable, enters into) any other agreement or arrangement where the effect of any such agreement or arrangement is likely to adversely affect, delay, impede or in any respect prejudice the fulfilment of the Condition; and

(f)
providing the other party with copies of all such communications, without delay, to the extent only that to do so is reasonably practicable and would not entail the disclosure of commercially sensitive information.

4.4
For the purposes of satisfying its obligations under Clauses 4.2 and 4.3, and without prejudice to such obligations, the Purchaser must take or cause to be taken all commercially reasonable steps necessary to satisfy the Condition as soon as reasonably practicable, including by offering (and not withdrawing) any obligation, commitment or undertaking which is necessary to ensure fulfilment of the Condition, including any divestitures, licences, hold separate or trust agreements or the imposition of any other conditions or restrictions with respect to the assets or operations of the Group and/or the Purchaser Group as required by any relevant Authority in order for such relevant Authority to grant its consent or approval to the Transaction or take such other action as necessary to satisfy the Condition unless doing so would, taking together all such commitments to relevant Authorities, give rise to an Antitrust Materiality Condition.

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For the purposes of this Clause 4.4, “Antitrust Materiality Condition” means to sell, divest, licence, hold separate, enter into any trust agreement or impose any condition or restriction with respect to the assets or operations of the Group and/or the Purchaser Group where the foregoing would have resulted in a reduction of the Gross Profits of the Group and the Purchaser Group as a whole of EUR5,600,000 or more for the 12-month period ending 30 September 2016 had any such thing occurred immediately prior to such period.

4.5
If at any time the Vendor or the Purchaser becomes aware of any event, circumstance or condition that would be reasonably likely to prevent the Condition (or any portion thereof) being satisfied it shall forthwith inform the other party.

4.6	Each party shall notify the other promptly upon it becoming aware that the Condition (or any portion thereof) has been satisfied.

4.7
If the Condition is not satisfied (or waived in accordance with Clause 4.8) by the Long Stop Date, this Agreement shall cease to have effect immediately except for the provisions of Clauses 1, 4.7, 15, 18 and 20 to 29 (inclusive) and any rights or liabilities that have accrued prior to that time.

4.8
The Purchaser may, to such extent as it thinks fit and is legally entitled to do so, waive the Condition, in whole or in part, by written notice to the Vendor, so long as the Vendor is not obliged in connection with such waiver to take any action in violation of applicable Law.

5.	PRE-COMPLETION OBLIGATIONS

5.1	During the period from the date of this Agreement to Completion the Vendor shall perform its obligations as set out in Schedule 2.

5.2
The Vendor shall use commercially reasonable endeavours to obtain, prior to Completion, written consent to the indirect change of control of the Group Company with which such party contracts that will result from the Transaction from:

(a)	AkBank T.A.Ş.;

(b)	NG Bank A.Ş.; and

(c)	Türkiye Garanti Bankasi A.Ş.

5.3
The Vendor shall use commercially reasonable endeavours to provide to the Purchaser, prior to Completion, all releases (or other relevant documentation) necessary to effect the release of the floating charge created over the assets of Esselte Finland in the amount of EUR 1,000,000 in favour of SEB to the extent not released prior to the date of this Agreement.

5.4	The Vendor shall, prior to Completion, procure that the Swedish Company Restructure is completed and an application for the Specified Tax Certificate is made.

5.5
The Vendor shall, prior to Completion, procure that all options granted pursuant to any stock option agreements between the Vendor and certain Employees, Former Employees and other persons that are outstanding immediately prior to Completion will be exercised or cancelled by

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the Vendor on or before Completion on terms that permit the payments contemplated by Clauses 7.7 to 7.9 (inclusive) to be made without any further agreement or action on the part of the relevant Optionholder.

5.6	The Vendor shall, at least ten (10) Business Days prior to Completion, notify the Purchaser of the First Option Amount due to each Optionholder.

5.7	The Vendor undertakes to procure that the D&O Insurance Tail Policy is entered into, with effect from Completion. Each of the Vendor and the Purchaser shall bear 50% of the cost of the D&O Tail.

5.8	The Vendor shall, prior to Completion, procure that Esselte Luxembourg enters into a lease agreement for a new registered office to commence prior to Completion.

5.9
The Vendor and the Purchaser agree to cooperate in good faith to take the Pre-Completion Tax Actions prior to Completion. The Vendor shall, prior to effecting any step of the Pre-Completion Tax Actions: (i) provide the Purchaser will drafts of all documentation required to effect the Pre-Completion Tax Actions and allow the Purchaser a reasonable amount of time to review and comment on such documentation; (ii) take into account all reasonable comments of the Purchaser in finalising such documentation; (iii) with respect to the US Recapitalisations, consult with the Purchaser regarding all book entries to be made, taking into account all reasonable comments from the Purchaser in finalising such book entries; and (iv) keep the Purchaser informed in a timely manner of any material developments in the process of completing the Pre-Completion Tax Actions, including sharing the Deloitte HK Valuation Report (provided that the relevant recipients execute an appropriate release letter agreed with Deloitte).

5.10
Without prejudice to the parties’ respective rights under Clauses 7.5 and 7.6, the Vendor and the Purchaser agree to cooperate in good faith to agree what Tax elections should be made in respect of Esselte Luxembourg or any other Group Company.

5.11	The Vendor shall, prior to Completion, procure that:

(a)	to the extent not completed prior to the date of this Agreement, the bearer shares in Esselte S.A.U. are cancelled and re-issued; and

(b)	the transfer of the shares in Xyron Germany GmbH from Xyron A/S to Esselte Corporation is completed.

5.12
The Vendor shall provide the Purchaser with drafts of each of the forms of release to be provided at Completion in satisfaction of paragraph 1.1(a)(viii) of Schedule 3 sufficiently in advance of Completion so as to give the Purchaser a reasonable opportunity to review and comment on the same.

6.	COMPLETION

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6.1	Completion shall take place at the offices of the Purchaser’s Solicitors (or at any other place as agreed in writing by the Vendor and the Purchaser) on:

(a)	the date which is ten (10) Business Days following the date on which the Condition is satisfied or waived; or

(b)	if Completion is deferred in accordance with Clause 6.5, the date to which it is deferred; or

(c)	any other date agreed in writing by the Vendor and the Purchaser, provided that, if, pursuant to the foregoing provisions of this Clause 6.1, the Completion Date were to fall within the last thirty (30) calendar days of a Quarter, Completion shall take place on the first Business Day of the following Quarter.
For the purposes of this Clause 6, “Quarter” means a period of time from and including January to March; April to June; July to September; and October to December.

6.2	At Completion:

(a)	the Vendor shall do or procure the carrying out of all those things listed in paragraph 1 of Schedule 3; and

(b)	the Purchaser shall do or procure the carrying out of all those things listed in paragraph 2 of Schedule 3.
All documents and items delivered and payments made in connection with Completion shall be held by the recipient to the order of the person delivering them until such time as Completion takes place.

6.3
If, at any time prior to or at Completion, the Vendor becomes aware that any breach of the Warranties or of the obligations of the Vendor under Clause 5 and Schedule 2 of this Agreement has occurred, the Vendor shall promptly notify the Purchaser of such breach, with sufficient details to enable the Purchaser to identify the nature and scope of the matter notified (and, for the avoidance of doubt, the delivery of such notice shall not limit or otherwise affect the remedies available to the Purchaser).

6.4	If, at any time prior to Completion:

(a)
the Vendor is in breach of any of its obligations under Clause 5 and Schedule 2 (provided that, if any such breach or breaches are capable of being cured, the Vendor has first been afforded the opportunity to try to remedy such breach or breaches prior to Completion to the Purchaser’s reasonable satisfaction and the breach or breaches remain uncured) which results in, or could reasonably be expected to result in, a Material Adverse Effect;

(b)	the Vendor is in breach of any of the Warranties as given at the date of this Agreement which results in, or could reasonably be expected to result in, a Material Adverse Effect; or

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(c)
there are circumstances existing which would give rise to a breach of a Completion Warranty, if Completion occurred (provided that, solely for the purposes of determining whether a breach of the Completion Warranties has occurred for the purposes of this sub-clause 6.4(c) only, the contents of the Completion Disclosure Letter shall be disregarded), which breach results in, or could reasonably be expected to result in, a Material Adverse Effect, then the Purchaser may forthwith (in addition to and without prejudice to any other rights and remedies it may have), by serving written notice on the Vendor, terminate this Agreement.

6.5
Without prejudice to any other rights and remedies a party may have, if either the Vendor or the Purchaser does not comply with its obligations under Clause 6.2 and Schedule 3, the non-defaulting party may:

(a)	proceed to Completion as far as practicable (without limiting its right to claim damages in respect of the breach or any other rights and remedies it may have); or

(b)
defer Completion to a date being not more than twenty (20) Business Days following the date on which Completion would otherwise have taken place (so that the provisions of this Clause 6 shall apply to Completion so deferred), provided that such deferral may only occur once; or

(c)
where the failure to comply is in respect of paragraph 1.1(a)(i), 1.1(a)(ii), 1.1(a)(viii), 1.1(a)(v)(C), 1.1(a)(v)(D), 1.1(a)(xiv), 1.1(b)(i), 1.1(b)(ii), 2.1(a), 2.1(b) or 2.1(c) of Schedule 3, at any time at or prior to Completion forthwith (in addition to and without prejudice to any other rights and remedies it may have), by serving written notice on the other party, terminate this Agreement without any liability on its part.

7.	POST-COMPLETION OBLIGATIONS

7.1
The Vendor shall use its reasonable efforts to ensure that as soon as reasonably practicable after Completion, each Group Company is released from all Third Party Guarantees given by them in respect of obligations of any member of the Vendor Group. Pending release of any such Third Party Guarantee, the Vendor shall indemnify the Purchaser and each Group Company on demand against all Losses arising after Completion under or by reason of that Third Party Guarantee.

7.2
The Purchaser shall use its reasonable efforts to ensure that as soon as reasonably practicable after Completion each member of the Vendor Group is released from all Third Party Guarantees given by it in respect of obligations of any of the Group Companies. Pending release of any such Third Party Guarantee, the Purchaser shall indemnify the Vendor and each member of the Vendor Group on demand against all Losses arising after Completion under or by reason of that Third Party Guarantee.

7.3
As soon as reasonably practicable after Completion and subject to compliance with Information Privacy and Security Laws, the Vendor shall provide to the Purchaser (electronically or by any other means at the Vendor’ sole discretion) copies of all records, correspondence, documents, files, memoranda, tax returns and workpapers and other papers of any Group Company relating to a Group Company and in the possession or control of the Vendor that are not required to be

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delivered at Completion and which are not kept at any of the Properties or otherwise in the possession or control of a Group Company, save to the extent such records, correspondence, documents, files, memoranda, tax returns and workpapers and other papers contain information confidential to the Vendor Group.

7.4
Notwithstanding Clause 7.3, the Vendor and the Purchaser shall each respectively afford to the other (or procure the affordance to the other of) such information and assistance (including records, correspondence, documents, files, memoranda, tax returns and workpapers and other papers) as may reasonably be required for Tax purposes (at the other party’s cost and expense), including the preparation and computation of any Tax returns or related Tax filings or any correspondence with any Tax Authority, and if and to the extent such information contains Confidential Information, the Vendor and the Purchaser shall keep any such information confidential in accordance with Clause 15.

7.5
The Purchaser shall procure that no election under Section 338(g) of the U.S. Internal Revenue Code is made in respect of any of the Group Companies without the prior written consent of the Vendor (which the Vendor may withhold in its absolute discretion); provided, however, that the Purchaser shall be entitled to make such election without the Vendor’s consent in respect of Esselte Holdings, Inc., Esselte Corporation and any of their respective direct or indirect subsidiaries that is a corporation for U.S. federal income tax purposes.

7.6
The Vendor shall procure that, save with the prior written consent of the Purchaser (which the Purchaser may withhold in its absolute discretion), neither it nor any member of the Vendor Group elects (or causes an election to be made) for Esselte Luxembourg to be treated as a disregarded entity for U.S. federal income tax purposes effective prior to the Completion Date.

7.7
The Vendor shall, or shall procure that, any amounts due to Optionholders that are payable on Completion will be paid on or prior to the Completion Date out of the Initial Consideration or other cash on hand of the Group. To the extent such payments are not made on or prior to the Completion Date, and subject to: (x) Completion occurring; and (y) compliance by the Vendor with Clause 5.6, the Purchaser shall procure that (i) as soon as reasonably possible after Completion, each Group Company that is or was the employing entity of the relevant Optionholder (or Esselte Corporation for those Optionholders who are not Employees or Former Employees), pays to each Optionholder the respective First Option Amount notified to the Purchaser by the Vendor pursuant to Clause 5.6, net of any Taxes that must be withheld from such payments, and (ii) any Taxes so withheld and any Taxes (that cannot be withheld from the First Option Amounts) to be paid by a Group Company as a result of the payment of such First Option Amounts are paid to the relevant Tax Authority in accordance with applicable Law.

7.8
The Vendor shall from time to time: (i) notify the Purchaser of any Further Option Amount due to each Optionholder; and (ii) transfer, or procure the transfer of, sufficient funds to the Purchaser or, at the direction of the Purchaser, to each Group Company that is or was the employing entity of the relevant Optionholder (or Esselte Corporation for those Optionholders who are not Employees or Former Employees) to cover (a) in aggregate (x) each Optionholder’s Further Option Amount, (y) any Taxes (to the extent that they cannot be withheld from the Further Option Amount) to be paid by a Group Company as a result of the payment of such Further Option Amounts and (z) any Taxes to be paid by the Purchaser or a Group Company as a result of the

EU-DOCS\16547119.1

payment by or on behalf of the Vendor of (x) and (y) above being a taxable receipt; less (b) any Tax actually saved or to be saved by the utilization of a relevant Corresponding Relief (as defined in the Tax Covenant) in connection with the payment of the amounts in (a) in respect of the calendar year in which such payment is made or is to be made.

7.9
The Purchaser shall procure that (i) as soon as reasonably possible after receipt of funds from the Vendor in accordance with Clause 7.8, each Group Company that is or was the employing entity of the relevant Optionholder (or Esselte Corporation for those Optionholders who are not Employees or Former Employees), pays to each Optionholder their Further Option Amount, net of any Taxes that must be withheld from such payments; and (ii) any Taxes so withheld and any Taxes (that cannot be withheld from the Further Option Amount) to be paid by a Group Company as a result of the payment of such Further Option Amounts are paid to the relevant Tax Authority in accordance with applicable Law.

7.10
As soon as practicable following the determination of the Final Consideration pursuant to Clause 3, solely for U.S. federal income tax purposes, the Purchaser shall prepare a schedule allocating the Final Consideration (including any liabilities that are deemed assumed by the Purchaser for U.S. federal income tax purposes) among the assets of the Company (including the issued and outstanding shares of Esselte Luxembourg, Esselte Holdings Inc. and Esselte Corporation). The Vendor shall have the right to raise reasonable objections to the allocation within fifteen (15) days following the Purchaser’s delivery of the allocation, and the Vendor and the Purchaser shall negotiate in good faith to resolve any such dispute. If the Vendor and the Purchaser are unable to resolve any such dispute, it shall be referred to the Reporting Accountants and resolved in accordance with the dispute resolution provisions in paragraph 2.7 of Schedule 7. Except as may be required by a “determination” (within the meaning of Section 1313(a) of the U.S. Internal Revenue Code or any similar applicable U.S. state or local tax law), neither the Vendor nor the Purchaser shall file any tax return or, without the consent of the other (such consent not to be unreasonably withheld, delayed or conditioned), take a position with the U.S. Internal Revenue Service or any other Authority that is inconsistent with the allocation as agreed to by the Vendor and the Purchaser, or in the event an agreement cannot be reached, as resolved by the Reporting Accountants in accordance with the dispute resolution provisions in paragraph 2.7 of Schedule 7. If the allocation is disputed by any Authority, the party receiving notice of such dispute shall promptly notify the other party hereto. The Vendor and the Purchaser agree to cooperate in good faith in responding to any such challenge to preserve the effectiveness of the allocation.

7.11	During the period of 24 months following Completion:

(a)
if the Specified Tax Certificate Determination is received and the Specified Tax Certificate has been granted thereunder, the Purchaser shall use reasonable endeavours to procure a refund or repayment of any Specified Tax paid by a Group Company to the relevant Tax Authority on or before Completion (the “Remitted Specified Tax”) as soon as reasonably practicable following the grant of the Specified Tax Certificate;

(b)
to the extent that any application or correspondence is to be sent to a relevant Tax Authority in connection with the Remitted Specified Tax, the Purchaser, or its duly appointed agents, shall first submit the draft application or correspondence to the Vendor for comment. The Purchaser or its duly appointed agents, shall incorporate into the final

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draft of the application or correspondence all reasonable comments which are received from the Vendor prior to the expiry of a reasonable period of time following submission of the draft application or correspondence to the Vendor. For these purposes a reasonable period of time shall not be less than two (2) Business Days;

(c)
to the extent that any member of the Purchaser’s Tax Group obtains a refund or repayment of an amount in respect of the Remitted Specified Tax (the “Recovered Specified Tax”), the Purchaser shall pay an amount equal to the amount of the Recovered Specified Tax to the Vendor within three (3) Business Days of the receipt by a member of the Purchaser’s Tax Group of the Recovered Specified Tax after deduction of any third party costs and expenses reasonably incurred by the Purchaser or a Group Company in complying with this Clause 7.11;

(d)
the Purchaser and the Vendor shall liaise, consult and deal with each other in good faith in connection with the arrangements to procure a refund or repayment of the Remitted Specified Tax and any other related dealings with the relevant Tax Authority. The Purchaser shall procure that any Group Company shall keep the Vendor informed of any material developments (including any meetings), shall permit the Vendor to attend any material discussions or meetings relating to the Remitted Specified Tax as the Purchaser reasonably thinks fit and shall provide the Vendor with copies of all material correspondence and documentation and such other information, assistance and access to records as they reasonably require, in each case, relating to the Remitted Specified Tax; and

(e)
subject to the Vendor agreeing to indemnify the Purchaser for all reasonable third party costs and expenses, including those of its legal advisers, the Purchaser shall, and shall procure that the Group Companies shall, take such action as the Vendor may reasonably request to appeal any decision made by the relevant Tax Authority relating to the Remitted Specified Tax, except to the extent where, in the reasonable opinion of the Purchaser, such action would: (i) be materially prejudicial to the business of the Purchaser or any of the Group Companies, (ii) materially adversely affect the future liability to Tax of any Group Company, or (iii) adversely affect the Purchaser’s recourse under this Agreement.

8.	WARRANTIES

8.1	The Vendor warrants to the Purchaser as at the date of this Agreement in the terms set out in Schedule 4.

8.2
The Warranties are deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing (the “Completion Warranties”) and, except in respect of the Warranty in paragraph 19.7 of Schedule 4, any reference made to the date of this Agreement or to the Disclosure Letter (whether express or implied) in relation to any Warranty shall be construed, in relation to such repetition, as a reference to the Completion Date or to the Completion Disclosure Letter, respectively.

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8.3
Each of the Warranties is separate and independent and, unless otherwise specifically provided, shall not be restricted or limited by reference to any other representation, warranty or term of this Agreement.

8.4	The Vendor’s liability under or in connection with any Claim shall be limited or excluded, as the case may be, as set out in Schedule 5.

8.5
Without prejudice to the right of the Purchaser to claim on any other basis or take advantage of any other remedies available to it (including a Claim for a breach of a Warranty other than an Indemnified Warranty), if any Indemnified Warranty is breached, the Vendor shall pay to the Purchaser on demand:

(a)	the amount necessary to put each of the Group Companies into the position they would have been in if the Warranty had not been breached; and

(b)
all Losses (including any costs associated with compliance with any fine, order, request, demand or decree from an Authority) incurred by the Purchaser or any of the Group Companies as a result of such breach.

8.6
The Vendor waives and shall procure that all members of the Vendor Group shall waive any rights and remedies they may have against any Group Company or any of their respective present or former employees, directors, duly appointed agents or officers with respect to claims arising out of any information, opinion or advice supplied or given (or omitted to be supplied or given) in connection with this Agreement or any other Transaction Document other than in the case of fraud.

8.7
The only Warranties given in respect of the items listed in column A of the table below are the Warranties contained in the paragraph of Schedule 4 listed in column B of the corresponding row of the table below, and no other Warranties shall be given or deemed to be given in respect of such items:

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Column A: Subject Matter	Column B: Corresponding Warranties
Accounts	Paragraphs 5, 7.1, 7.2, 7.3 and 7.4
Antitrust	Paragraphs 5, 7.1, 7.2, 7.3, 7.4 and 8
Financing of Group Companies (other than Encumbrances)	Paragraphs 5, 6, 7.1, 7.2, 7.3, 7.4, 9, 10, 11.1, 13.3 and 13.4
Insurance	Paragraphs 5, 6, 7.1, 7.2, 7.3, 7.4 and 12
Intellectual property	Paragraphs 5, 6, 7.1, 7.2, 7.3, 7.4, 9.4, 9.5 and 16
Information technology and IT Systems	Paragraphs 5, 6, 7.1, 7.2, 7.3, 7.4, 9, 16 and 17
Data protection and privacy	Paragraphs 5, 7.1, 7.2, 7.3, 7.4, 18 and 19.1 to 19.4 (inclusive)
Employees and Former Employees (other than Pension Schemes and Relevant Schemes)	Paragraphs 5, 6, 7.1, 7.2, 7.3, 7.4, 9.5, 18 and 19
Pension Schemes and Relevant Schemes	Paragraphs 5, 6, 7.1, 7.2, 7.3, 7.4, 9.5 and 20
Real estate and the Properties	Paragraphs 5, 6, 7.1, 7.2, 7.3, 7.4, 9 and 21
Environment, health and safety	Paragraphs 5, 7.1, 7.2, 7.3, 7.4 and 22
Tax	Paragraphs 5, 6.1, 7.1, 7.2, 7.3, 7.4 and 23

9.	PURCHASER AND PURCHASER GUARANTOR WARRANTIES

9.1	Each of the Purchaser and the Purchaser Guarantor, on behalf of itself only, warrants to the Vendor that at the date of this Agreement:

(a)	each of the Purchaser and the Purchaser Guarantor have the requisite power and authority to enter into and to perform its obligations under each Transaction Document to which it is a party;

(b)
each Transaction Document to be entered into by the Purchaser, Purchaser Guarantor or any other member of the Purchaser Group constitutes or will, when fully executed, constitute legally valid and binding obligations of the Purchaser, Purchaser Guarantor and such other members of the Purchaser Group;

(c)	compliance with the terms of each Transaction Document does not and will not conflict with or constitute a default or a breach under any provision of:

(i)	the memorandum or articles of association or equivalent constitutional documents of the Purchaser or Purchaser Guarantor;

(ii)	any order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which the Purchaser, Purchaser

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Guarantor or any other relevant member of the Purchaser Group is bound or submits; or

(iii)	any agreement, instrument or contract to which the Purchaser, Purchaser Guarantor or any other relevant member of the Purchaser Group is a party or by which it is bound;

(d)	neither the Purchaser nor the Purchaser Guarantor:

(i)	is insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 or other equivalent applicable insolvency legislation; or

(ii)	is currently unable to pay its debts;

(e)	so far as the Purchaser and Purchaser Guarantor is aware, no step has been taken to initiate any process by or under which:

(i)	the ability of the creditors of the Purchaser or Purchaser Guarantor to take any action to enforce their debts is suspended, restricted or prevented;

(ii)
some or all of the creditors of the Purchaser or Purchaser Guarantor accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such entity;

(iii)	a person is appointed to manage the affairs, business and assets of the Purchaser or Purchaser Guarantor on behalf of its creditors; or

(iv)	the holder of an Encumbrance over the assets of the Purchaser or Purchaser Guarantor is appointed to control its business and assets, in each case that is itself currently in process or outstanding;

(f)	in relation to the Purchaser and Purchaser Guarantor:

(i)	no administrator has been appointed;

(ii)	no documents have been filed with a court for the appointment of an administrator; and

(iii)	no notice of an intention to appoint an administrator has been given by the Purchaser or Purchaser Guarantor, its directors or by a qualifying floating charge holder;

(g)
no process has been initiated which is likely to lead to the Purchaser or Purchaser Guarantor being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors;

(h)	it is not aware of any fact, matter or circumstance which would, or could be reasonably expected to, entitle either the Purchaser or the Purchaser Guarantor to make any claim

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under the Warranties given on the date of this Agreement, where the Purchaser’s knowledge shall be by reference to the knowledge, information and belief of Pamela Schneider, Mark Anderson and Neal Fenwick which any of them has or would have had at the date of this Agreement if they had read the Disclosure Letter and the Purchaser’s Reports and made reasonable enquiries; and

(i)	the Purchaser has sufficient financial resources to fund the Initial Consideration contemporaneously with Completion.

9.2
The Vendor’s sole remedy for a breach of Clause 9.1(h) is a defence to a claim by the Purchaser under the Warranties based on the Purchaser’s knowledge of the fact, matter or circumstance that results in such breach of Clause 9.1(h).

10.	INDEMNITIES
The Vendor undertakes to indemnify the Purchaser (acting for itself and on behalf of each Group Company) on demand against all Losses (including any Tax Liability and any costs associated with remediation or compliance with any fine, order, request, demand or decree from an Authority) suffered or incurred by any of them during the period of twenty four (24) months beginning on the Completion Date in connection with the matters set out in Schedule 14 (Indemnified Matters).

11.	ESCROW

11.1	In the event that a Relevant Claim (other than a Tax Covenant Claim) is:

(a)	agreed between the Purchaser and the Vendor; or

(b)	determined by a court of competent jurisdiction against whose judgment no appeal lies or in respect of which the time to bring an appeal has expired, the Purchaser and the Vendor shall as soon as is reasonably possible and in any event within two (2) Business Days of the Relevant Claim being agreed or determined (subject to paragraph 8.5 of Schedule 5), procure that:

(i)
their respective Authorised Representatives duly execute an Escrow Release Notice instructing the Escrow Agent to make a payment from the balance standing to the credit of the Escrow Account to the Purchaser of an amount equal to the lesser of (1) the amount in respect of the Relevant Claim so agreed or determined to be paid to the Purchaser and (2) the balance standing to the credit of the Escrow Account less (x) the Remaining Specified Tax Escrow Balance (if any) and (y) where such Relevant Claim is not a Fourth Indemnity Matter Claim, the Remaining Fourth Indemnity Escrow Balance (if any); and

(ii)
the duly executed Escrow Release Notice complying with this Clause 11.1 is duly delivered to the Escrow Agent in accordance with sections 3 (Disposition and Termination) and 8 (Notices) of the Escrow Agreement.

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11.2	If:

(a)
at any time following Completion, the Specified Tax Certificate Determination is received, the Purchaser and the Vendor shall as soon as is reasonably possible and in any event within two (2) Business Days of such receipt, procure that:

(i)	their respective Authorised Representatives duly execute an Escrow Release Notice instructing the Escrow Agent to:

(A)
if the Specified Tax Certificate Determination is received and the Specified Tax Certificate has not been granted thereunder, make a payment from the balance standing to the credit of the Escrow Account:

(I)
to the Purchaser, or to another entity that the Purchaser directs, of the lesser of (x) the Specified Tax Amount and (y) the balance standing to the credit of the Escrow Account less the Remaining Fourth Indemnity Escrow Balance (if any); and

(II)	to the Vendor of an amount equal to the excess, if any, of the Specified Tax Escrow Amount over the amount payable under (I) above; or

(B)
if the Specified Tax Certificate Determination is received and the Specified Tax Certificate has been granted thereunder, make a payment from the balance standing to the credit of the Escrow Account to the Vendor of the Specified Tax Escrow Amount; and

(ii)
the duly executed Escrow Release Notice complying with this Clause 11.2(a) is duly delivered to the Escrow Agent in accordance with sections 3 (Disposition and Termination) and 8 (Notices) of the Escrow Agreement;

(b)
following the settlement or determination of the final Fourth Indemnity Matter Claim pursuant to Clause 11.1, where the amount of the Remaining Fourth Indemnity Escrow Balance is greater than zero, then the Purchaser and the Vendor shall as soon as is reasonably possible and in any event within two (2) Business Days, procure that:

(i)
their respective Authorised Representatives duly execute an Escrow Release Notice instructing the Escrow Agent to make a payment from the balance standing to the credit of the Escrow Account to the Vendor of an amount equal to the Remaining Fourth Indemnity Escrow Balance; and

(ii)
the duly executed Escrow Release Notice complying with this Clause 11.2(b) is duly delivered to the Escrow Agent in accordance with sections 3 (Disposition and Termination) and 8 (Notices) of the Escrow Agreement;

(c)
there are any Relevant Claims which remain outstanding at the First Escrow Release Date, the Purchaser and the Vendor shall as soon as is reasonably possible, and in any event on or before the later of (x) the date falling two (2) Business Days after the First Escrow Release Date and (y) the date falling five (5) Business Days after delivery of

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the latest notice of any such Relevant Claim delivered to the Vendor on or before the First Escrow Release Date, procure that:

(i)
their respective Authorised Representatives duly execute an Escrow Release Notice instructing the Escrow Agent to make a payment from the balance standing to the credit of the Escrow Account to the Vendor of an amount equal to the greater of:

(A)	zero; and

(B)	an amount equal to:

(I)	EUR 2,500,000; less

(II)
an amount equal to: (x) the aggregate of the Purchaser’s good faith estimates of the amounts due in respect of any and all such Relevant Claims; plus (y) any amounts settled or paid on or before the First Escrow Release Date in accordance with Clause 11.1 or the Tax Covenant (not including any amount by which the Remaining Fourth Indemnity Escrow Balance has been reduced in accordance with this Clause 11); and

(ii)
the duly executed Escrow Release Notice complying with this Clause 11.2(c) is duly delivered to the Escrow Agent in accordance with sections 3 (Disposition and Termination) and 8 (Notices) of the Escrow Agreement;

(d)
there are no Relevant Claims outstanding at the First Escrow Release Date, the Purchaser and the Vendor shall as soon as is reasonably possible, and in any event within two (2) Business Days of the First Escrow Release Date, procure that:

(i)
their respective Authorised Representatives duly execute an Escrow Release Notice instructing the Escrow Agent to make a payment to the Vendor from the balance standing to the credit of the Escrow Account of an amount equal to:

(A)	EUR 2,500,000; less

(B)
any amounts settled or paid on or before the First Escrow Release Date in accordance with Clause 11.1 or the Tax Covenant (not including any amount by which the Remaining Fourth Indemnity Escrow Balance has been reduced in accordance with this Clause 11); and

(ii)
the duly executed Escrow Release Notice complying with this Clause 11.2(d) is duly delivered to the Escrow Agent in accordance with sections 3 (Disposition and Termination) and 8 (Notices) of the Escrow Agreement;

(e)
there are any Outstanding Relevant Claims or an Outstanding Specified Tax Certificate Application at the Final Escrow Release Date, the Purchaser and the Vendor shall as soon as is reasonably possible, and in any event on or before the date falling two (2) Business Days after the Final Escrow Release Date or, where there are any Outstanding

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Relevant Claims, if later, the date falling fifteen (15) Business Days after delivery of the latest notice of any such Outstanding Relevant Claim delivered to the Vendor on or before the Final Escrow Release Date, procure that:

(i)
their respective Authorised Representatives duly execute an Escrow Release Notice instructing the Escrow Agent to make a payment from the balance standing to the credit of the Escrow Account to the Vendor of an amount equal to the greater of:

(A)	zero; and

(B)	an amount equal to the balance standing to the credit of the Escrow Account; less each of:

(I)
the aggregate amount of any and all QC’s Estimated Amounts as at the Final Escrow Release Date, provided that such aggregate amount shall not exceed the balance standing to the credit of the Escrow Account less (x) the Remaining Fourth Indemnity Escrow Balance and (y) the Remaining Specified Tax Escrow Balance, in each case as at the Final Escrow Release Date; and

(II)	if any such Outstanding Relevant Claims are in respect of Fourth Indemnity Matter Claims, and:

(1)
the aggregate amount of any and all QC’s Estimated Amounts as at the Final Escrow Release Date exceeds the balance standing to the credit of the Escrow Account less (x) the Remaining Fourth Indemnity Escrow Balance and (y) the Remaining Specified Tax Escrow Balance, in each case as at the Final Escrow Release Date (such excess, the “Base Escrow Shortfall”); and

(2)
(x) the aggregate amount of payments made pursuant to any Fourth Indemnity Matter Claims plus (y) the aggregate amount of any and all QC’s Estimated Amounts as at the Final Escrow Release Date in respect of such Outstanding Relevant Claims that are in respect of Fourth Indemnity Matter Claims exceeds the Fourth Indemnity Baseline Reserve (such excess, the “Fourth Indemnity Excess”), an amount equal to the lesser of:

a)	the Base Escrow Shortfall;

b)	the Fourth Indemnity Excess; and

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c)	the Remaining Fourth Indemnity Escrow Balance; and

(III)	if there is an Outstanding Specified Tax Certificate Application at the Final Escrow Release Date, the Specified Tax Escrow Amount; and

(ii)
the duly executed Escrow Release Notice complying with this Clause 11.2(e) is duly delivered to the Escrow Agent in accordance with sections 3 (Disposition and Termination) and 8 (Notices) of the Escrow Agreement; or

(f)
there are no Outstanding Relevant Claims and there is no Outstanding Specified Tax Certificate Application at the Final Escrow Release Date, the Purchaser and the Vendor shall as soon as is reasonably possible, and in any event within two (2) Business Days of the Final Escrow Release Date, procure that:

(i)
their respective Authorised Representatives duly execute an Escrow Release Notice instructing the Escrow Agent to make a payment to the Vendor from the balance standing to the credit of the Escrow Account of an amount equal to the balance standing to the credit of the Escrow Account as at the Final Escrow Release Date; and

(ii)
the duly executed Escrow Release Notice complying with this Clause 11.2(f) is duly delivered to the Escrow Agent in accordance with sections 3 (Disposition and Termination) and 8 (Notices) of the Escrow Agreement.

11.3
If there is an Escrow Retained Amount, for so long as there is any balance standing to the credit of the Escrow Account, as soon as is reasonably possible and in any event within two (2) Business Days of any Outstanding Relevant Claim(s) being finally agreed or determined, or the Specified Tax Certificate Determination being received, the Purchaser and the Vendor shall procure that:

(a)	their respective Authorised Representatives duly execute an Escrow Release Notice instructing the Escrow Agent to:

(i)	in respect of an Outstanding Relevant Claim, make a payment from the balance standing to the credit of the Escrow Account to the Vendor of an amount equal to the greater of:

(A)	zero; and

(B)
an amount equal to the balance standing to the credit of the Escrow Account (following any payment to be made in compliance with Clause 11.1 or under the Tax Covenant, as applicable, in respect of any such Outstanding Relevant Claim(s)); less:

(I)
the aggregate amount determined pursuant to Clauses 11.2(e)(i)(B)(I) and (II) above in respect of any remaining Outstanding Relevant Claim(s) that have not yet been finally agreed or determined (which amount shall be zero to the extent all

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Outstanding Relevant Claim(s) are finally agreed or determined); and

(II)	if there is an Outstanding Specified Tax Certificate Application at such time, the Specified Tax Escrow Amount; and

(ii)	in respect of the Specified Tax Certificate Determination, make the payment(s) required pursuant to Clause 11.2(a); and

(b)
each duly executed Escrow Release Notice complying with this Clause 11.3 is duly delivered to the Escrow Agent in accordance with sections 3 (Disposition and Termination) and 8 (Notices) of the Escrow Agreement.

11.4
All amounts to be paid out of the Escrow Account in accordance with this Clause 11 shall be translated into US dollars using the relevant Exchange Rate as at the Completion Date to the extent such amounts are denominated in a currency other than US dollars.

12.	TAX COVENANT
With effect from Completion, the provisions of Schedule 6 shall apply in relation to Taxation.

13.	RESTRICTIONS ON THE VENDOR

13.1
The Vendor undertakes to the Purchaser and each Group Company that employs a Specified Employee from time to time that it shall not and shall procure that no member of the Vendor Group whose business interests are the same or materially similar to the business conducted by the Group Companies as at the Completion Date shall at any time during the period of 18 months beginning with the Completion Date, offer employment to, enter into a contract for the services of, or attempt to entice away from any of the Group Companies, any Specified Employee who is not a Former Employee (except a person who responds, without any form of approach or solicitation by or on behalf of any member of the Vendor Group, to a general public advertisement made in the ordinary course of business) or procure or facilitate the making of any such attempt by any other person.

13.2
The undertakings in this Clause 13 are intended for the benefit of the Purchaser and each Group Company and apply to actions carried out by the Vendor or any member of the Vendor Group in any capacity whatsoever and whether directly or indirectly, on the Vendor’s or any member of the Vendor Group’s own behalf, on behalf of any other person or jointly with any other person.

13.3
The Vendor agrees that the undertakings contained in this Clause 13 are reasonable and necessary for the protection of the Purchaser’s legitimate interests in the goodwill of the Group Companies and shall be construed as separate and independent undertakings. If any such undertaking is held to be void or unenforceable, the validity of the remaining undertakings shall not be affected. If any such undertaking is found to be void or unenforceable but would be valid and enforceable if some part or parts of the undertaking were deleted, such undertaking shall apply with such modification as may be necessary to make it valid and enforceable.

13.4	Without prejudice to Clause 13.3, if any undertaking in this Clause 13 is found by any court or other competent authority to be void or unenforceable the parties shall negotiate in good faith

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to replace such void or unenforceable undertaking with a valid provision which, as far as possible, has the same commercial effect as the provision which it replaces.

13.5	The consideration for the undertakings contained in this Clause 13 is included in the Final Consideration.

14.	GUARANTEE

14.1	The Purchaser Guarantor as primary obligor (and not as a surety) unconditionally and irrevocably:

(a)	guarantees by way of continuing guarantee to the Vendor the due and punctual performance by the Purchaser of its obligations under or pursuant to this Agreement;

(b)
agrees that if and each time that the Purchaser fails to make any payment when it is due under or pursuant to this Agreement, the Purchaser Guarantor shall on demand (without requiring the Vendor first to take steps against the Purchaser or any other person) pay (or procure the payment of) that amount to the Vendor.

14.2
Each payment to be made by the Purchaser Guarantor under this Clause 14 shall be made in the currency in which the relevant amount is payable by the Purchaser, and shall be made in full without any set-off, restriction, condition or counterclaim.

14.3	The Purchaser Guarantor’s obligations under this Clause 14 shall not be affected by:

(a)	the dissolution, amalgamation, reconstruction or insolvency (including any inability to pay debts) of, or any creditors’ voluntary arrangement in respect of, the Purchaser; or

(b)	any disability, incapacity, or other impediment to the Purchaser’s capacity to contract or perform.

14.4
The Purchaser Guarantor’s obligations under this Clause 14 shall not be affected by any matter or thing which, but for this provision, might operate to affect or prejudice those obligations, including without limitation:

(a)	any time, waiver, consent or indulgence granted to, or composition with, the Purchaser or any other person;

(b)	the taking, variation, renewal or release of, or neglect to perfect or enforce this Agreement or any right, guarantee, remedy or security from or against the Purchaser or any other person; or

(c)	any unenforceability or invalidity of any obligation of the Purchaser, so that this Clause 14 shall be construed as if there were no such unenforceability or invalidity, provided that, nothing in this Clause 14.4 shall give rise to the Purchaser Guarantor’s obligations under this Clause 14 extending beyond the Purchaser’s obligations under this Agreement (as affected by any such matter or thing).

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14.5
The Purchaser Guarantor agrees that until all sums payable by the Purchaser to the Vendor under or pursuant to this Agreement have been paid, it shall not exercise any rights which it might have by reason of the performance of its obligations under this guarantee:

(a)	to be indemnified by the Purchaser;

(b)	to claim any contribution from any other guarantor of any of the Purchaser’s obligations under this Agreement; and

(c)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Vendor under this Agreement or any other security taken by the Vendor pursuant to, or in connection with, this Agreement.

15.	CONFIDENTIALITY AND ANNOUNCEMENTS

15.1	Subject to Clause 15.4, each party:

(a)	shall treat as strictly confidential:

(i)	the provisions of this Agreement and the other Transaction Documents and the process of their negotiation;

(ii)	in the case of the Vendor, any information received or held by the Vendor or any of its Representatives which relates to the Purchaser Group or, following Completion, any of the Group Companies; and

(iii)	in the case of the Purchaser, any information received or held by the Purchaser or any of its Representatives which relates to the Vendor Group or, prior to Completion, any of the Group Companies,
(together “Confidential Information”); and

(b)
shall not, except with the prior written consent of the other party (which shall not be unreasonably withheld or delayed), make use of (save for the purposes of performing its obligations under this Agreement) or disclose to any person (other than its Representatives and providers of finance or insurance (including brokers, underwriters and reinsurers) for the purposes of the Transaction in accordance with Clause 15.2) any Confidential Information.

15.2
Each party undertakes that it shall only disclose Confidential Information to Representatives and providers of finance or insurance (including brokers, underwriters and reinsurers) for the purposes of the Transaction where it is reasonably required for the purposes of performing its obligations under this Agreement or the other Transaction Documents and only where such recipients are informed of the confidential nature of the Confidential Information and the provisions of this Clause 15 and instructed to comply with this Clause 15 as if they were a party to it.

15.3	Subject to the foregoing and Clause 15.4, no party shall make any announcement (including any communication to the public, to any customers, suppliers or employees of any of the Group

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Companies) concerning the subject matter of this Agreement without the prior written consent of the other (which shall not be unreasonably withheld or delayed).

15.4	Clause 15.1 and 15.3 shall not apply if and to the extent that:

(a)
such disclosure or announcement is required by Law or by any stock exchange or any supervisory, regulatory, governmental or anti-trust body (including, for the avoidance of doubt, any Tax Authority) having applicable jurisdiction;

(b)
the disclosure is by a member of the Vendor Group or a Group Company to any employee(s) of a Group Company prior to Completion provided such disclosure is consistent in all material respects with the Agreed Employee Announcement;

(c)	the disclosure is to any shareholder in the Vendor, or any investor or limited partner in a fund managed by JWC Management, L.P.;

(d)
such disclosure or announcement is required in order to facilitate any assignment or proposed assignment of the whole or any part of the rights or benefits under this Agreement which is permitted by Clause 22; or

(e)
the Confidential Information concerned has come into the public domain other than through its fault (or that of its Representatives) or the fault of any person to whom such Confidential Information has been disclosed in accordance with this Clause 15.4.

15.5	The provisions of this Clause 15 shall survive termination of this Agreement or Completion, as the case may be, and shall continue for a period of two (2) years from the date of this Agreement.

16.	TERMINATION
Where this Agreement is terminated pursuant to the provisions contained herein, this Agreement shall cease to have effect immediately except for the provisions of Clauses 1, 15, 16, 20 to 29 and any rights or liabilities that have accrued prior to termination under this Agreement.

17.	FURTHER ASSURANCE
The parties shall and shall procure that each of their Affiliates shall, at its own cost, promptly execute and deliver all such documents and do all such things and provide all such information and assistance, as the Purchaser or the Vendor may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement.

18.	ENTIRE AGREEMENT AND REMEDIES

18.1
This Agreement and the other Transaction Documents together set out the entire agreement between the parties relating to the sale and purchase of the Shares and the transactions contemplated in the Transaction Documents, and, save to the extent expressly set out in this Agreement or any other Transaction Document, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances, understandings and arrangements of any nature whatsoever, whether express or implied, oral or in writing, or pre-contractual or otherwise, relating thereto.

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18.2
If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Vendor Group and any members of the Purchaser Group).

18.3	The Purchaser confirms that:

(a)
in entering into this Agreement it has agreed not to rely on any representation (including any misrepresentation or any misstatement), warranty, collateral contract, assurance, covenant, indemnity, undertaking or commitment which is not expressly set out in this Agreement and the Purchaser undertakes to the Vendor (for itself and on behalf of each other member of the Vendor Group) that, in the absence of fraud, it has no rights against and shall not make any claim against the Vendor, any other member of the Vendor Group or any of their respective Representatives on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any other document referred to herein other than as expressly set out in this Agreement; and

(b)
subject to Clause 18.4, the only rights or remedies in relation to any representation (including any misrepresentation or any misstatement), warranty, collateral contract, assurance, covenant, indemnity, undertaking or commitment given or action taken in connection with this Agreement are contained or referred to in this Agreement and no party has any other right or remedy (whether by way of a claim for contribution or otherwise) in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to, or in, this Agreement), and to the extent that any such claim exists or may exist, the Purchaser (for itself and on behalf of each other member of the Purchaser Group) hereby irrevocably waives such claim and releases the Vendor and the Vendor Group from any liability whatsoever in respect thereof, including any right to rescind this Agreement.

18.4
Notwithstanding Clause 18.3(b), each party has the right to seek the remedies of injunction, specific performance and other equitable relief (other than rescission) for any threatened or actual breach by another party of any provision of this Agreement.

18.5	The rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Law.

18.6	Nothing in this Agreement shall exclude any liability for or remedy in respect of fraud or fraudulent misrepresentation.

19.	EFFECT OF COMPLETION
The terms of this Agreement (insofar as not performed at Completion and except as specifically otherwise provided in this Agreement) shall continue in force after and notwithstanding Completion.

20.	WAIVER AND VARIATION

20.1
A failure or delay by a party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy.

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No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

20.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

20.3
No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to this Agreement. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

21.	INVALIDITY
Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

22.	ASSIGNMENT

22.1
Except as provided in this Clause 22 or as the parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

22.2
Subject to Clause 22.3, the Purchaser or the Vendor may assign the benefit of this Agreement and/or of any other Transaction Document to which it is a party, in whole or in part, to, and it may be enforced by:

(a)	any member of the Purchaser Group in the case of the Purchaser, or the Vendor Group in the case of the Vendor; and

(b)
in the case of the Purchaser, any bank or financial institution lending money or making other banking facilities available to the Purchaser (or one of the members of the Purchaser’s Group) to fund (i) the acquisition of the Shares, (ii) the refinancing of the existing indebtedness of the Group, or (iii) capital expenditure, acquisitions and general working capital of the Group.

Any such person to whom an assignment is made under this Clause 22.2 may itself make an assignment as if it were the Purchaser or Vendor under this Clause 22.2.

22.3	Any assignment made pursuant to this Clause 22 shall be on the basis that:

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(a)	the non-assigning party may discharge its obligations under this Agreement to the assignor until it receives notice of the assignment;

(b)	the liability of the non-assigning party to any assignee shall not be greater than its liability to the assignor;

(c)
the assignor and the Purchaser or Vendor (as applicable) must procure that, if an assignee permitted pursuant to Clause 22.2(a) ceases or proposes to cease to be a member of the Purchaser Group or Vendor Group (as applicable), the assignee will immediately transfer all of the interest assigned to it to another member of the Purchaser Group or Vendor Group (as applicable); and

(d)	the assignor will remain liable for any obligations under this Agreement.

23.	PAYMENTS, SET-OFF AND DEFAULT INTEREST

23.1
Any payment to be made pursuant to this Agreement by the Purchaser to the Vendor shall be made to the Vendor’s Bank Account and any payment to be made pursuant to this Agreement by the Vendor to the Purchaser shall be made to the Purchaser’s Bank Account, in each case by way of electronic transfer in immediately available funds on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a good discharge by the payor of its obligation to make such payment.

23.2
Where any payment is made in satisfaction of a liability arising under this Agreement (other than pursuant to Clause 3) the amount of the payment shall be, to the extent lawful, treated as an adjustment to the Final Consideration.

23.3
All payments made by any party to this Agreement under this Agreement, or any of the other Transaction Documents, shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by Law. If any deductions or withholdings are required by Law to be made from any such payments (excluding payments of interest or the payment of the Initial Consideration or any payment due under Clauses 3.4, 3.5, 7.7, 7.9 or 11 or under the Escrow Agreement), the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

23.4
To the extent that any party becomes aware of any requirement to deduct or withhold any amount of or in respect of Tax from the payment of the Initial Consideration or any payment due under Clauses 3.4, 3.5 or 11, such party shall notify the other party as soon as reasonably practicable. If any deduction or withholding is required by Law, the parties shall cooperate in good faith and shall use reasonable endeavours to mitigate or counteract any such deduction or withholding.

23.5
Where the Vendor or the Purchaser default in the payment when due of any damages or other sum payable by virtue of this Agreement or any other Transaction Documents the liability of the Vendor or the Purchaser (as the case may be) shall be increased to include an amount equal to interest on such sum from the date when payment is due to the date of actual payment (both before and after judgment) at that annual rate which is 2% per annum above the base lending

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rate of HSBC Bank plc from time to time in effect during such period. Such interest shall accrue from day to day and be compounded quarterly and shall be payable without prejudice to any other remedy available to the Vendor or the Purchaser (as the case may be) in respect of such default.

24.	NOTICES

24.1
Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause 24.2 and served:

(a)	by leaving it at the relevant address, in which case it shall be deemed to have been given upon delivery to that address;

(b)	if within the United Kingdom, by first class pre-paid post, in which case it shall be deemed to have been given two (2) Business Days after the date of posting;

(c)
if from or to any place outside the United Kingdom, by air courier, in which case it shall be deemed to have been given when the mail is signed for at the delivery address, or if the mail is signed for outside of Working Hours, the notice shall be deemed given at the start of the next period of Working Hours;

(d)	if from or to any place outside the United Kingdom, by pre-paid airmail, in which case it shall be deemed to have been given five (5) Business Days after the date of posting; or

(e)
by e-mail, in which case it shall be deemed to have been given when despatched, provided that: (i) the sender does not receive an automated message indicating that the recipient has not received the message (including an “out of office” message); and (ii) in the case of a notice under paragraph 3.1 of Schedule 5 or a Third Party Claim Notice, the e-mail is promptly followed by delivery of such notice using one of the other methods of delivery set out above, provided that in the case of sub-Clauses (a) and (e) above, any notice despatched outside Working Hours shall be deemed given at the start of the next period of Working Hours.

24.2	Notices under this Agreement shall be sent for the attention of the person and to the address or e-mail address, subject to Clause 24.3, as set out below:
For the Vendor:

Name:	Esselte Group Holdings (Luxembourg) S.A.

Address:	500 Totten Pond Road, 6th Floor, Waltham, MA 02451, United States of America
For the attention of:    Adam Suttin
Email:    asuttin@jwchilds.com

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with a copy to:
Name:    Skadden, Arps, Slate, Meagher & Flom (UK) LLP
For the attention of:    Linda Davies

Address:	40 Bank Street, Canary Wharf, London, E14 5DS, United Kingdom

Email:	linda.davies@skadden.com

For the Purchaser:
Name:    ACCO Europe Limited
For the attention of:    General Counsel, ACCO Brands Corporation

Address:	Oxford House, Oxford Road, Aylesbury, Buckinghamshire, HP21 8SZ, United Kingdom
Email:    Pamela.Schneider@acco.com
with a copy to:
Name:    Latham & Watkins (London) LLP
For the attention of:    Nick Cline
Address:    99 Bishopsgate, London EC2M 3XF, United Kingdom
Email:    nick.cline@lw.com

For the Purchaser Guarantor:
Name:    ACCO Brands Corporation
For the attention of:    General Counsel

Address:	Four Corporate Drive, Lake Zurich, Illinois 60047-8997, United States of America

Email:	Pamela.Schneider@acco.com
with a copy to:

Name:	Latham & Watkins (London) LLP

For the attention of:	Nick Cline

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Address:	99 Bishopsgate, London EC2M 3XF, United Kingdom

Email:	nick.cline@lw.com

24.3
Any party to this Agreement may notify the other parties of any change to its address or other details specified in Clause 24.2, provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later.

24.4	This Clause 24 shall not apply to the service of any proceeding, suit or action in connection with a Dispute.

25.	COSTS AND TRANSFER TAXES

25.1
Except as otherwise provided in this Agreement, each party shall bear its own costs arising out of or in connection with the preparation, negotiation and implementation of this Agreement and all other Transaction Documents.

25.2
Other than in respect of the Swedish Company Restructure, the Purchaser shall bear any and all stamp, registration, transfer or similar Tax (including any real estate transfer taxes and notarial fees) in respect of the transactions contemplated by this Agreement and all other Transaction Documents, and shall, for a period of two years following Completion, indemnify the Vendor on demand against any such Taxes assessed on or paid or payable by any member of the Vendor Group.

26.	RIGHTS OF THIRD PARTIES

26.1
The specified third party beneficiaries of the undertakings referred to in Clauses 8.6, 13.1 and 18.3(a) (each, a “Third Party”) shall, in each case, have the right to enforce the relevant terms by reason of the Contracts (Rights of Third Parties) Act 1999.

26.2	Except as provided in Clause 26.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

26.3
Each party represents to the other that its respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement (to the extent it has any) are not subject to the consent of any person that is not a party to this Agreement, and the parties agree that notwithstanding the provisions of Clause 26.1 or any benefits conferred by this Agreement on any third party by virtue of the Contracts (Rights of Third Parties) Act 1999, the parties may amend, vary, waive, terminate or rescind this Agreement at any time and in any way without the consent of any Third Party.

27.	COUNTERPARTS
This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument.

28.	GOVERNING LAW AND JURISDICTION

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28.1
This Agreement and any dispute or claim (including non-contractual disputes or claims) or rights or obligations arising out of or in connection with it or its subject matter shall be governed by and construed in accordance with the laws of England and Wales.

28.2
The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

28.3
For the purposes of this Clause 28, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement or its subject matter, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute, controversy, claim or difference relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

29.	PROCESS AGENT
Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon:

(a)
the Vendor, if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Fifth Floor, 100 Wood Street, London EC2V 7EX marked for the attention of Law Debenture Corporate Services Limited or such other person and address in England or Wales as the Vendor shall notify all the other parties in writing from time to time), and whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party; and

(b)
the Purchaser Guarantor, if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to the Purchaser in accordance with Clause 24 or such other person and address in England or Wales as the Vendor shall notify all the other parties in writing from time to time), and whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

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Schedule 1

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This Agreement has been entered into on the date stated at the beginning of it.

ESSELTE GROUP HOLDINGS (LUXEMBOURG) S.A. SIGNED by Adam Suttin	)
	)	/s/ Adam Suttin
Director
In the presence of:

Witness’s Signature /s/ Jeff Teschke
Name: Jeff Teschke
Address: 500 Totten Pond Road Waltham, MA 02451

ACCO EUROPE LIMITED SIGNED by Neal Fenwick	)
	)	/s/ Neal Fenwick
Director
In the presence of:

Witness’s Signature /s/ Mark Anderson
Name: Mark Anderson
Address: Four Corporate Drive, Lake Zurich, IL 60047-2997

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ACCO BRANDS CORPORATION SIGNED and delivered as a deed by Boris Elisman	)
	)	/s/ Boris Elisman
Authorised Signatory
In the presence of:

Witness’s Signature /s/ Mark Anderson
Name: Mark Anderson
Address: Four Corporate Drive, Lake Zurich, IL 60047-2997

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